U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO THE
APPLICATION FOR AN ORDER PURSUANT
TO SECTION 6(c) OF THE
INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION
FROM SECTION 23(a)(1) OF THE ~~1940~~INVESTMENT COMPANY ACT OF 1940

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

~~FRANKLIN LEXINGTON~~HAMILTON LANE PRIVATE ~~MARKETS~~ASSETS FUND
~~FRANKLIN TEMPLETON FUND ADVISER, LLC~~
HAMILTON LANE PRIVATE INFRASTRUCTURE FUND
HAMILTON LANE PRIVATE SECONDARY FUND
HAMILTON LANE ADVISORS, L.L.C.

Please direct all communications regarding this Application to:

~~Todd Lebo~~Keith Kleinman, Esq.
Hamilton Lane Advisors, L.L.C.
110 Washington Street, Suite 1300
Conshohocken, Pennsylvania 19428
~~c/o Franklin Templeton~~
~~280 Park Avenue~~
~~New York, New York 10017~~
~~Todd.Lebo@franklintempleton~~kkleinman@hamiltonlane.com

With a copy to:

~~Rajib Chanda, Esq.~~
~~David W. Blass, Esq.~~
Ryan P. Brizek, Esq.
~~Debra Sutter, Esq.~~
Simpson Thacher & Bartlett LLP
900 G Street, N~~W~~.W.
Washington, D~~C~~.C. 20001
~~Rajib.Chanda@stblaw.com~~
~~David.Blass@stblaw.com~~
Ryan.Brizek@stblaw.com
~~Debra.Sutter@stblaw.com~~

This Application (including Exhibits) contains ~~16~~66 pages.

As filed with the Securities and Exchange Commission on ~~May~~November 8, 2024

TABLE OF CONTENTS

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

Hamilton Lane Private Assets Fund
Hamilton Lane Private Infrastructure Fund
~~Franklin Lexington~~**Hamilton Lane** Private ~~Markets~~**Secondary** Fund
~~Franklin Templeton Fund Adviser, LLC (f/k/a Legg Mason Partners Fund~~**Hamilton Lane** Advisors~~,~~**,** L~~LC)~~**.L.C.**

File No. ~~812-15545~~ **812-15646**

AMENDMENT NO. 1~~.~~ **TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM SECTION 23(a)(1) OF THE 1940 ACT**

## I.	INTRODUCTION

~~Franklin Templeton Fund Adviser, LLC (formerly known as Legg Mason Partners Fund~~Hamilton Lane Advisors~~,~~, L~~LC)~~.L.C. (the "***Existing Adviser***") and ~~Franklin Lexington Private Markets Fund,~~each of Hamilton Lane Private Assets Fund, Hamilton Lane Private Infrastructure Fund and Hamilton Lane Private Secondary Fund, each an entity registered as a closed-end management investment company (~~the "***Franklin Lexington***~~together, the "***Hamilton Lane Funds***" and together with the Existing Adviser, the "***Applicants***"), hereby file this application (the "***Application***") for an order of the U.S. Securities and Exchange Commission (the "***Commission***") under Section 6(c) of the Investment Company Act of 1940, as amended (the "***1940 Act***") for an exemption from Section 23(a)(1) of the 1940 Act.

Applicants seek an order of the Commission under Section 6(c) of the 1940 Act granting an exemption from Section 23(a)(1) of the 1940 Act to the extent necessary to allow a Fund[1] to pay its Adviser[2] all or part of the Advisory Fees[3] earned by the Adviser in its common shares[4] in lieu of paying an equivalent amount in cash.

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[1] As used herein, the term "***Fund***" means (i) ~~the Franklin Lexington~~each of the Hamilton Lane Funds and (ii) any existing or future closed-end management investment company (A) that is registered under the 1940 Act or has elected to be regulated as a BDC (as defined below), (B) whose investment adviser is an Adviser (as defined below) and (C) that intends to rely on the requested order. The term "***BDC***" means business development company as defined under Section 2(a)(48) the 1940 Act. Each person that currently intends to rely on the requested order is named as an Applicant. Any person that relies on the requested order in the future will do so only in accordance with the terms and conditions contained in this Application.

[2] As used herein, the term "***Adviser***" means (i) the Existing Adviser, (ii) any investment adviser that controls, is controlled by or is under common control with the Existing Adviser and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "***Advisers Act***") or (iii) any successor in interest to any entity described under (i) and (ii) of this definition. For purposes of the requested order, the term "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[3] The term "***Advisory Fees***" means the compensation a Fund agrees to pay its Adviser pursuant to an investment advisory agreement with its Adviser subject to Section 15 of the 1940 Act (each, an "***Advisory Agreement***"). Such compensation may include base management fees, income-based incentive fees, and/or capital gains-based incentive fees, as applicable and permissible under the Advisers Act. For purposes of describing such compensation in this Application, the Applicants do not differentiate among the various forms of Advisory Fees. In each case, if the relief from Section 23(a)(1) is granted, an Adviser could receive shares in lieu of a dollar amount of Advisory Fees.

[4] References to common shares herein are meant to apply to common equity securities of a Fund, including shares of common stock, shares of beneficial interest, limited liability company units or similar equity securities.

II. BACKGROUND

A. The Applicants

1. The Existing Adviser

~~Franklin Templeton Fund Adviser, LLC (formerly known as Legg Mason Partners Fund~~Hamilton Lane Advisors~~,~~, L~~LC).~~.L.C. is a ~~Delaware~~Pennsylvania limited liability company and registered as an investment adviser under the Advisers Act. The Existing Adviser or another Adviser will serve as the investment adviser to ~~the Franklin Lexington~~each Hamilton Lane Fund pursuant to its Advisory Agreement. Subject to the overall supervision of ~~the Franklin Lexington~~each Hamilton Lane Fund's board of trustees, the Existing Adviser or another Adviser will manage the day-to-day operations of the ~~Franklin Lexington~~Hamilton Lane Funds.

2. The ~~Franklin Lexington~~**Hamilton Lane** Funds

~~Franklin Lexington Private Markets~~Each of the Hamilton Lane Funds is a Delaware statutory trust that ~~will~~ operates as an externally-managed, non-listed[5] closed-end management investment company. ~~The Franklin Lexington~~Each of Hamilton Lane Private Assets Fund and Hamilton Lane Private Infrastructure Fund has filed a registration statement with the Commission on Form N-2 under the 1940 Act and the Securities Act of 1933 that has been declared effective. Hamilton Lane Private Secondary Fund has filed a registration statement with the Commission on Form N-2 under the 1940 Act and the Securities Act of 1933 that will be declared effective by the staff of the Commission (the "*Staff*") prior to ~~the Franklin Lexington~~Hamilton Lane Private Secondary Fund publicly offering its common shares and prior to ~~the Applicants~~Hamilton Lane Private Secondary Fund relying on the requested order. ~~The Franklin Lexington~~Hamilton Lane Private Assets Fund's investment objective is to generate capital appreciation over the medium- and long-term through investments in private assets globally. Hamilton Lane Private Infrastructure Fund's investment objective is to seek to provide current income and long-term capital appreciation. Hamilton Lane Private Secondary Fund's investment objective is to seek to provide long-term capital appreciation.

~~The Franklin Lexington~~Each of the Hamilton Lane Funds will continuously offer its common shares and expects to offer periodic liquidity with respect to its common shares through tender offers conducted in compliance with Rule 13e-4 under the Securities Exchange Act of 1934 (as amended, the "*Exchange Act*").[6] ~~The Franklin Lexington~~Each of the Hamilton Lane Funds expects to invest primarily in illiquid assets. ~~The Franklin Lexington~~Each of the Hamilton Lane Funds intends to offer multiple classes of common shares with varying sales and asset based service and/or distribution fees and impose early withdrawal charges pursuant to separate exemptive relief from the Commission granted to the Existing Adviser~~ (on November 30, 2023, the Existing Adviser changed its name from Legg Mason Partners Fund Advisor, LLC to Franklin Templeton Fund Adviser, LLC).~~[7]~~.~~

III. REQUEST FOR EXEMPTIVE RELIEF

The Applicants seek an exemption from the provisions of Section 23(a)(1) pursuant to Section 6(c) to permit an Adviser to elect to receive some or all of its earned Advisory Fees in common shares pursuant to the terms and subject to the conditions of the Advisory Agreement. The Applicants believe that the requested relief meets the standards of Section 6(c).

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stock, shares of beneficial interest, limited liability company units or similar equity securities.

[5] If ~~the Franklin Lexington~~a Hamilton Lane Fund, or any other Fund, lists its common shares, it will no longer rely on the requested relief.

[6] Other Funds that rely on the requested order in the future may offer periodic liquidity in compliance with Rule 23c-3 under the 1940 Act (**"Interval Funds"**). The Applicants believe that the discussions herein regarding the requested relief apply to the same extent to Interval Funds as they do to any other Fund.

[7] ~~*Permal Hedge Strategies Fund, et al.*, Investment Company Act Release No. 30257 (November 5, 2012).~~

IV.   OVERVIEW OF THE ARRANGEMENT

The proposed arrangement will provide an Adviser the option of receiving some or all of the Advisory Fees payable by a Fund under an Advisory Agreement in the form of the Fund's common shares in lieu of cash payment. As is required by the 1940 Act, each Adviser will manage a Fund pursuant to an Advisory Agreement that precisely describes the full nature and method of calculation of the Advisory Fees. Each Advisory Agreement will also specify that the Adviser may elect to receive payment of the Advisory Fees it earns, in whole or in part, in an amount of the Fund's common shares equal in value to the dollar figure of the Advisory Fees owed.[87] Each Fund will describe this mechanism in its registration statement or other offering document used in any private offerings (collectively, the "***PPM***").

Each Fund's Advisory Agreement will specify the fee calculation period for Advisory Fees (e.g., annually, quarterly, monthly, etc.) (such period, the "***Fee Calculation Period***"). At the beginning of each Fee Calculation Period, each Fund's Adviser will elect to receive its Advisory Fees for such Fee Calculation Period in cash, common shares or some combination of both.[98] In making such an election, the Adviser will consider the best interests of the Fund and its shareholders. For any Fee Calculation Period during which the Adviser has elected to receive all or a portion of its Advisory Fees in common shares, the Fund will post a notice to that effect on the Fund's website. The Fund will maintain and make publicly available on the Fund's website a historical record of how the Adviser was compensated for each Fee Calculation Period during the Fund's last three fiscal years. The Fund will include, in response to any item on the applicable Form for registration of securities requiring a description of the Adviser's compensation (currently Item 9 of Form N-2) and in a similar description contained in a PPM for any private offering, a cross-reference noting the availability of such historical information on the Fund's website. At the conclusion of the Fee Calculation Period, each Fund will calculate the precise dollar figure of the Advisory Fee, regardless of whether the Adviser had previously elected for that Fee Calculation Period payment in cash, common shares or a combination of both. Although Advisory Fees will not be set at a fixed dollar amount (in that the dollar amount of fees will not be the same for every Fee Calculation Period), they will be nonetheless readily ascertainable as a fixed dollar amount because they will be calculated in accordance with the terms of each applicable Advisory Agreement. If the Adviser has elected to receive all or a portion of its Advisory Fees for that Fee Calculation Period in common shares in lieu of cash, the Fund will take an additional step and calculate the number of common shares it must issue to the Adviser that have a value equal to the dollar amount of the Advisory Fee.

The number of common shares that the Adviser will receive will be equal to the quotient of (x) the sum of Advisory Fees elected by the Adviser for payment in common shares and (y) the greater of (i) the current net asset value ("***NAV***") per share of the class of common shares the Adviser will receive, as determined by or under the supervision of the Fund's board of directors in accordance with Section 23(b) of the 1940 Act and (ii) the current offering price of the class of common shares the Adviser will receive. Any common shares that an Adviser receives will be issued at the same price per share available to other investors in the Fund at the time of issuance to the Adviser.

For example, if an Adviser earned Advisory Fees amounting to $200,000 for a given Fee Calculation Period and the Fund's NAV per share and offering price per share was $25 at the time of issuance to the Adviser, the Fund would issue 8,000 common shares to the Adviser if the Adviser had elected to receive its entire Advisory Fee in common shares for that Fee Calculation Period.

Earned Advisory Fees	NAV Per Share	Offering Price Per Share	Number of Common Shares Issued
$200,000	$25	$25	8,000

As another example, if an Adviser earned Advisory Fees amounting to $200,000 for a given Fee Calculation Period, the Fund's offering price per share was $25.641 at the time of issuance to the Adviser and the Fund's NAV per share was $25 at

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[87] If an existing Fund seeks to rely on the requested relief it will first submit the proposed amendment to its Advisory Agreement to shareholders for approval in accordance with Section 15(a) of the 1940 Act.

[98] If an Adviser elects to receive its Advisory Fees in a combination of cash and common shares, it will also choose at the beginning of the Fee Calculation Period what portion of Advisory Fees it will receive in common shares.

the time of issuance to the Adviser, the Fund would issue 7,800 common shares to the Adviser if the Adviser had elected to receive its entire Advisory Fee in common shares for that Fee Calculation Period.

Earned Advisory Fees	NAV Per Share	Offering Price Per Share	Number of Common Shares Issued
$200,000	$25	$25.641	7,800

In lieu of a cash payment of Advisory Fees, a Fund will only issue a class of common shares otherwise available for purchase, and reasonably expected to be purchased, by other similarly eligible investors. Such class of common shares will not exist solely for investment by the Adviser and/or its affiliates. The Fund's Advisory Agreement will detail the specific class of common shares that the Fund may issue to the Adviser as compensation in lieu of a cash payment.

The Adviser will receive common shares in lieu of cash compensation at the same price as such other investors acquiring the same class of shares (which will generally be the current NAV per share).[109] If the applicable Fund offers multiple classes of common shares, the Advisory Agreement would generally specify that the Fund's Adviser may elect to receive common shares of the class most suitable for institutional investors. The Adviser would otherwise be able to purchase common shares of the institutional class in each instance it receives common shares of that class pursuant to the requested relief. A Fund will only issue common shares to the Adviser on days when the Fund has determined its NAV in accordance with Section 23(b) of the 1940 Act.

An Adviser will be subject to the same fees and expenses applicable to the Fund's other shareholders in the relevant class and will not receive preferential voting, dividend or liquidity rights with respect to its common shares. Any common shares received by the Adviser in lieu of cash will have the same rights and obligations as common shares of the same class issued to other investors in the Fund, except that an Adviser will "mirror vote" any common shares received in lieu of a cash payment for Advisory Fees. That is, an Adviser will vote any such common shares in the same proportion as the vote of all other shareholders that are not (i) an Adviser or its control affiliates, and (ii) to the Adviser's knowledge, affiliates of the Adviser (excluding control affiliates), for so long as the Adviser serves as the investment adviser to the Fund.

Each Adviser will have the same opportunity and rights to liquidate common shares of a Fund it received in lieu of cash payment of Advisory Fees as other shareholders of that Fund. No Adviser nor any affiliates of an Adviser will receive priority with respect to any tender or repurchase offer made by a Fund, but an Adviser and any affiliate of an Adviser may participate in any periodic tender or repurchase offers made by the applicable Fund to its shareholders, subject to the same general limitations applicable to other shareholders. An Adviser and its affiliates having equal priority may reduce the ability of Fund shareholders to obtain liquidity through a Fund's periodic tender or repurchase offers as those offers may be more likely to become oversubscribed, in which case each shareholder's request for liquidity (including the request of the Adviser) may be cut back. However, if an Adviser were to choose to use its cash compensation to purchase common shares and chooses to tender, any such offer by a Fund is equally as likely to become oversubscribed. As required by Section 30(h) of the 1940 Act, each Adviser and its affiliated persons will make public filings with the Commission disclosing any transactions in a Fund's common shares as required by Section 16 of the Exchange Act.

Additionally, an Adviser that elects to receive payment in common shares will commit to the Fund to forgo selling those common shares for at least 12 months from the date of issuance, except in exceptional circumstances such as if it no longer serves as the investment adviser of the Fund. In such a case, the Adviser will keep a record of the reason for selling the shares within 12 months and the records will be maintained and preserved in accordance with Rule 204-2(e)(1) under the Advisers Act. This commitment would provide further assurances that an Adviser bears the long-term benefits and risks of an investment in a Fund's shares and decreases the likelihood of any potential over-reaching by the Adviser. The Fund's public disclosure will state the Adviser's undertaking. Furthermore, under such a scenario, the Adviser represents that it would have access to the financial resources to pay its own expenses without receiving the Advisory Fees in cash for the applicable Fee Calculation Period.

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[109] As a result, the Adviser will not acquire shares at less than NAV per share.

Consistent with fiduciary obligations under the 1940 Act, on an annual basis, the Independent Directors[10] of each Fund will review such Fund's Advisory Agreement in accordance with Section 15(c) and subject to Section 36 of the 1940 Act, including those provisions allowing for payment of Advisory Fees in common shares. To the extent an Adviser receives any fallout benefits from receiving compensation in shares rather than in cash, the Adviser will disclose such benefits to the Independent Directors. In order for a Fund to continue to rely on the requested relief, each year a majority of each Fund's Independent Directors must determine that the continued use of the share payment provisions remain in the best interest of the applicable Fund and its shareholders. In reviewing a Fund's Advisory Agreement, its Independent Directors will consider the potential impact of the share payment policy on the Fund's earnings and NAV per share. As each Advisory Agreement will require that a Fund issue common shares at the greater of (i) the current NAV per share of the class of common shares the Adviser will receive and (ii) the current offering price of the class of common shares the Adviser will receive in the dollar amount that would otherwise be paid as compensation in cash, it is expected that any such issuance will have a net neutral result on the indicators reviewed by Independent Directors.

Under each Advisory Agreement, the Adviser will have the ability to assign its right to receive payment of any Advisory Fees to an entity it controls, is controlled by or with which it is under common control (a "***control affiliate***"); provided that such an assignment may not disadvantage the Fund. For various reasons, including tax structuring, it may be more efficient for the Adviser to assign its right to receive any common shares issued to a control affiliate. Any common shares issued to a control affiliate of an Adviser will be subject to the same terms and conditions of the requested relief as if the common shares were issued to and held by the Adviser directly and an Adviser's obligations to a Fund under the Advisory Agreement will remain unchanged. To the extent an Adviser receives any fallout benefits from an assignment to a control affiliate, the Adviser will disclose such benefits to the Independent Directors of the applicable Fund in connection with their annual review of such Fund's Advisory Agreement in accordance with Section 15(c). Applicants do not believe such an assignment would reduce the benefits of the requested relief to a Fund or its shareholders or raise additional conflicts that would not be present if an Adviser received the common shares.

V.   LEGAL ANALYSIS

A.   Applicable Law

Section 6(c) of the 1940 Act provides that an exemptive order may be granted if and to the extent that such an exemption is "necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions" of the 1940 Act.

Section 23(a)(1) of the 1940 Act prohibits a registered closed-end investment company from issuing any of its securities in exchange for services provided to the investment company[11] and is made applicable to BDCs through Section 63 of the 1940 Act.

Section 23(a)(1) of the 1940 Act was enacted in 1940 in response to concerns associated with a practice of some funds paying insiders a definite number of shares of the fund at a future date for their services (rather than assigning a fixed dollar value to the services).[12] Under this construct, if the value of the fund's shares appreciated by the time the shares were payable by the fund, the compensation paid to the insiders exceeded the original cash value of the services provided. As a result, the fund treated insiders on a basis more favorable than other shareholders by allowing them to acquire fund shares at

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[10] The term "***Independent Directors***" means members of the Fund's board of trustees or directors who are not "interested persons" of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.

[11] Section 22(g) of the 1940 Act provides a parallel prohibition for registered open-end investment companies.

[12] *See Interpretive Matters Concerning Independent Directors of Investment Companies*, Investment Company Act Release No. 24083, 64 Fed. Reg. 59877, 59884 (October 14, 1999) (the "***Director Interpretive Guidance***"). (citing *Investment Trusts and Investment Companies: Hearings on H.R. 10065 Before the House Subcomm, on Interstate and Foreign Commerce*, 76th Cong., 3d Sess. 124 (1940) (statement of David Schenker, Chief Counsel, Investment Trust Study, SEC)).

less than the net asset value of the shares. The insiders received a "windfall" that diluted the value of the shares held by other shareholders.

B. Rationale for Relief

1. The Requested Relief is Necessary or Appropriate in the Public Interest.

Applicants believe the requested relief is appropriate and in the interest of the Funds' shareholders because when an Adviser elects to receive its Advisory Fees in common shares it would increase Fund assets available for investment purposes and create better alignment of interests between the Fund and the Adviser. Absent the requested relief, a Fund would be required to hold a greater amount of investable assets in cash for payment of Advisory Fees or could be forced to liquidate assets at unfavorable times or unfavorable prices to pay Advisory Fees in cash, which could be particularly problematic for a Fund that invests primarily in illiquid assets. For any Fee Calculation Period where the Adviser elects payment in common shares, the advance notice provided by the Adviser's election will allow the Fund to deploy the cash that would otherwise need to be held for payment of Advisory Fees, reducing cash "drag" and opportunity costs for the Fund. These benefits to a Fund and its shareholders would not be available if it was required to pay Advisory Fees in cash to an Adviser, and the Adviser used the cash to purchase common shares from the Fund directly.

Applicants assert that the requested relief further aligns the interests of an Adviser with those of Fund shareholders because the Adviser has more so-called "skin in the game." As opposed to payment in cash, an Adviser invests in the Fund alongside, and at the same price as, other investors. This further aligns the interests of Fund shareholders and the Fund's Adviser because the Adviser's realizable compensation for any past payment is tied to maintaining or increasing the NAV per share price until the Adviser liquidates such common shares. Moreover, because an Adviser will agree to hold any common shares it receives in lieu of compensation for at least 12 months, the Adviser is further incentivized to act in the long-term interests of Fund shareholders.

As noted in *Interpretive Matters Concerning Independent Directors of Investment Companies*, when a fixed dollar amount is assigned to the services provided to a fund, payment in fund shares is functionally equivalent to payment in cash.[14][13] As discussed above, even in the absence of the requested relief, an Adviser could lawfully achieve the same alignment of interests by using its own available cash to purchase shares. The requested relief achieves the same outcome (alignment of interests achieved by ownership of common shares by the Adviser) without the added step and resulting transaction and opportunity costs for the Fund stemming from paying the Adviser in cash.

2. The Requested Relief is Consistent with the Protection of Investors.

Applicants assert that the type of self-dealing that Section 23(a)(1) was designed to prevent does not exist under the requested relief and to the extent it potentially exists, Applicants submit that there are ample protections in the proposed conditions to address potential conflicts of interest and prevent opportunities for self-dealing. For instance, on an annual basis, the Independent Directors will review the Fund's Advisory Agreement, including the provisions allowing for payment of Advisory Fees in common shares and will confirm that such policy remains in the best interests of a Fund and its shareholders. The requested relief will also not result in a windfall to insiders because the common shares will be issued to the Adviser at the same price per share available to other similarly situated investors in the Fund at the time of issuance to the Adviser. Furthermore, the common shares will be issued in the amount of the cash value of the services that were rendered. The requested relief will not be used as a means for insiders to control any Fund because, as a condition of the requested relief, each Adviser, or control affiliate of an Adviser who has been assigned common shares, will vote any common shares received in lieu of cash payment of Advisory Fees in the same proportion as the vote of all other shareholders that are not (i) an Adviser or its control affiliates, and (ii) to the Adviser's knowledge, affiliates of the Adviser (excluding control affiliates), for so long as an Adviser serves as the investment adviser to a Fund. Any common shares an Adviser or its affiliates may acquire with their own resources will not be subject to this condition.

Additionally, in order to assure that an Adviser bears the long-term benefits and risks of an investment in a Fund's common shares, each Adviser will commit to the Fund to not sell any common shares received in lieu of cash payment of

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[14][13] *Id.* See Section V.C.2. below for additional discussion regarding the Director Interpretive Guidance.

Advisory Fees for at least 12 months from the date of issuance. Each Fund will publicly disclose the Adviser's commitment in the Fund's registration statement or PPM. Furthermore, the applicable Adviser would represent that it would have access to the financial resources to pay its own expenses without receiving Advisory Fees in cash for the applicable Fee Calculation Period.

>   3.   The Proposed Transactions Will Be Consistent with the General Purposes, Policy and Provisions of the 1940 Act.

Applicants assert that the requested relief is consistent with the general purposes, policy and provisions of the 1940 Act. The general purposes of the 1940 Act are to mitigate and, so far as feasible, to eliminate the findings enumerated in Section 1(b) of the 1940 Act. Section 1(b)(2) declares it against the public interest when investment companies are organized, operated, managed or their portfolio securities are selected in the interest of, among others, the investment company's officers, directors, investment adviser, or affiliated persons thereof. The concerns underlying the enactment of Section 23(a)(1) included (i) preferential treatment of investment fund company insiders and the use of options and other rights by insiders to obtain control of the investment company; (ii) complication of the investment company's structure that made it difficult to determine the value of the company's shares; and (iii) dilution of stockholders' equity in the investment company.[~~15~~14]

Applicants assert that the requested relief does not raise concerns about preferential treatment of Applicant's insiders because an Adviser will receive a class of common shares that is available for purchase by similarly qualified investors and that will be issued at the same price per share available to other investors in the Fund at the time of issuance to the Adviser. No Adviser will receive any preferential voting, dividend or liquidity rights with respect to common shares. The common shares will be subject to the same fees and expenses applicable to other shareholders in the relevant class. As discussed above, because the Adviser and any control affiliate will mirror vote any common shares received in lieu of cash for Advisory Fees, the requested relief would not become a means for insiders to obtain control of any Fund.

The Funds would not modify their capital structure as a result of the requested relief. The Fund's registration statements, PPMs and proxy statements will include "plain English" disclosure on the existence of the relief, a statement that the Adviser may be compensated in common shares in lieu of cash and any potential risks associated with relying on the relief. Such risk disclosure may explain that third party shareholders will not have priority over the Adviser or its affiliates with respect to receiving liquidity during any periodic tender or repurchase offers and that may have the effect of diluting third party shareholders with respect to any such offers.

Applicants believe the proposed arrangement does not raise dilution concerns associated with other forms of equity-based compensation, such as stock options. As any of a Fund's common shares issued to the Adviser at the greater of (i) the current NAV per share of the class of common shares the Adviser will receive and (ii) the current offering price of the class of common shares the Adviser will receive will always be adding assets to the Fund in direct proportion with the common shares issued, which forestalls any dilutive effect. By way of comparison, stock options holders are issued shares based on the option's exercise price, which may be dilutive to existing shareholders if the exercise price is below a company's current trading price.

C.   Precedent in Favor of Relief

>   1.   The Commission has previously granted such exemptive relief.[~~16~~15]

[~~15~~14] *See* H.R. Rep. No. 76-2639, at 8 (1940) and S. Rep. No. 76-1775, at 7 (1940).

[~~16~~15] *See* *Brookfield Infrastructure Income Fund Inc. and Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP*, Investment Company Act Release No. 35318 (September 10, 2024) (the "**Brookfield Order**"); *Franklin Lexington Private Markets Fund and Franklin Templeton Fund Adviser, LLC (f/k/a Legg Mason Partners Fund Advisor, LLC)*, Investment Company Act Release No. 35274 (July 2, 2024) (the "**Franklin Order**"); *Prospect Capital Management L.P. and Prospect Floating Rate and Alternative Income Fund, Inc.*, Investment Company Act Release No. 34829 (February 8, 2023) (the "**Prospect Order**"); *KKR Registered Advisor LLC and KKR Real Estate Select Trust Inc.*, Investment Company Act Release No. 34176 (January 21, 2021) ~~(the "**KKR Order**")~~.

~~In the Prospect Order and the KKR Order, the~~The Commission has previously granted exemptive relief under Section 6(c) of the 1940 Act for an exemption from Section 23(a)(1) of the 1940 Act to permit certain registered closed-end management investment companies and business development companies (as defined under Section 2(a)(48) of the 1940 Act) to pay investment advisory fees in their common shares. The Applicants submit that the applicable law, the exemptive relief requested, the rationale for the relief requested, the proposed arrangement, the conditions of the requested exemptive relief and the investor protections found in each of the ~~Prospect~~Brookfield Order, the Franklin Order and the ~~KKR~~Prospect Order are consistent with this Application. ~~The Applicants confirm that the only material difference between (a) the Prospect Order or the KKR Order and (b) this Application is that the Prospect Order and this Application additionally contemplate private offerings, unlike the KKR Order.~~

2. Orders for Internally Managed Closed-End Investment Companies and Business Development Companies.

The Commission has previously granted exemptive relief to allow internally managed closed-end investment companies[~~17~~16] and business development companies[~~18~~17] to issue restricted stock, and in some cases, stock options, as part of a compensation package for employees, officers and directors. In support of this relief, applicants argued that equity-based compensation is an essential component of a fund's long-term success, allowing for alignment of a fund's investment strategy, its stockholders' return expectations and its employee compensation and allowing the fund to attract and retain superior senior management[~~19~~18] and emphasized the importance of reducing a fund's cash compensation expenses to maximize its cash available for investments.[~~20~~19] Applicants believe many of the same arguments apply for an externally managed fund, where the adviser exercises investment discretion and oversees the fund's day-to-day operations. Specifically the requested relief would provide for alignment of a fund's investment strategy, its stockholders' return expectations and its investment adviser's compensation and reduce a fund's cash compensation expenses to maximize cash available for investments. In contrast to the prior orders issued to internally managed closed-end funds and business development companies, Applicants are not seeking relief to issue restricted stock or stock options, which can raise complicated issues related to tax withholding obligations. Unlike the holder of a stock option, as a stockholder in a Fund entitled to receive dividend payments, any Adviser would have a vested interest in the Fund's income stream and value protection.

3. Director Interpretive Guidance.

[~~17~~16] *See Baker, Fentress & Company*, Investment Company Act Release No. 23619 (December 22, 1998); *Adams Express Company, et. al*, Investment Company Act Release No. 26780 (March 8, 2005). Adams Express and Baker Fentress received orders from the Commission permitting the issuance of equity-based compensation, including direct grants of stock. Baker Fentress and Adams Express were also granted relief to issue stock options to non-interested directors.

[~~18~~17] *See Newtek Business Services Corp.*, Investment Company Act Release No. 32109 (May 10, 2016); *Equus Total Return, Inc.*, Investment Company Act Release No. 32421 (January 10, 2017); *Triangle Capital Corporation,* Investment Company Act Release No. 30432 (March 21, 2013); *Harris & Harris Group, Inc.*, Investment Company Act Release No. 30027 (April 3, 2012); *Capital Southwest Corporation*, Investment Company Act Release No. 29491 (October 26, 2010); *Medallion Financial Corp.*, Investment Company Act Release No. 29258 (April 26, 2010); *Triangle Capital Corporation*, Investment Company Act Release No. 28196 (March 18, 2008*); Main Street Capital Corporation*, Investment Company Act Release No. 28120 (January 16, 2008); *MCG Capital Corporation*, Investment Company Act Release No. 27280 (April 4, 2006).

[~~19~~18] *See, e.g., Capital Southwest Corporation*, Investment Company Act Release No. 29491 (October 26, 2010) at 5.

[~~20~~19] *See, e.g., Hercules Capital, Inc.*, Investment Company Act Release No. 33360 (January 30, 2019).

The Staff has also recognized the benefits of allowing an investment company to align the interests of its directors with the interests of shareholders through the issuance of equity compensation. In the Director Interpretive Guidance, the Staff issued guidance stating that it would not recommend enforcement action under Section 22(g) if a fund compensates its directors with fund shares, provided that a fixed dollar value is assigned to the directors' services prior to the time that the compensation is payable.[20] Applicants believe the same reasoning for allowing funds to compensate directors in fund shares applies in the investment adviser context.

In favor of its position, the Staff highlighted the following benefits to shareholders:

- enhanced fund governance by aligning the interests of a fund's directors with the interests of its shareholders and creating a clear economic incentive for directors to protect the interests of fund shareholders; and
- directors, as fund shareholders, are in a better position to evaluate the services the fund provides to its shareholders.

While the Director Interpretive Guidance relates to directors and not investment advisers, the Applicants believe the benefits to shareholders are similar under both scenarios.

Under the Director Interpretive Guidance, a fund may compensate its directors with fund shares so long as a fixed dollar value is assigned to the directors' services. Although Advisory Fees will not be set at a fixed dollar amount, they will be nonetheless readily ascertainable as a fixed dollar amount because they will be calculated in accordance with the terms of each applicable Advisory Agreement.

VI.   CONDITIONS

For the reasons set forth herein, the Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act.

The Applicants agree that any order of the Commission granting the requested relief shall be subject to the following conditions:

1. Each Fund will adopt an Advisory Agreement that specifies that its Adviser may opt to receive common shares in lieu of cash payment of Advisory Fees. Such Advisory Agreement will contain:

    a. A precise formula for determining the number of common shares to be issued as compensation to the Adviser for each applicable Fee Calculation Period, including the date upon which the calculation shall be performed, stating that the number of common shares that an Adviser will receive will be equal to the quotient of (x) the sum of Advisory Fees elected by the Adviser for payment in common shares and (y) the greater of (i) the current NAV per share of the class of common shares the Adviser will receive, as determined by or under the supervision of the Fund's board of directors in accordance with Section 23(b) of the 1940 Act and (ii) the current offering price of the class of common shares the Adviser will receive.

    b. A provision ensuring that such Adviser must elect in advance of each Fee Calculation Period whether the Advisory Fees for that Fee Calculation Period will be payable in cash, shares of the Fund, or some combination of cash and shares of the Fund, and if a combination of cash and shares, what the breakdown will be.

2. Any common shares received by an Adviser in lieu of cash payment of Advisory Fees will have the same rights and obligations as common shares of the same class issued to other investors in the Fund, except that an Adviser will mirror vote any common shares received in lieu of cash payment of Advisory Fees in the same proportion as the vote of all other shareholders that are not (i) an Adviser or its control affiliates, and (ii) to the Adviser's knowledge, affiliates of the Adviser (excluding control affiliates), for so long as the Adviser serves as the investment adviser to

---

[20] Investment Company Act Release No. 24083, 64 Fed. Reg. 59877, 59884 (October 14, 1999). The Staff noted that a closed-end fund could apply the principles summarized in the guidance in the same manner as an open-end fund.

the Fund. The Adviser will not receive preferential voting, dividend or liquidity rights with respect to its common shares and will be subject to the same fees and expenses applicable to the Fund's other shareholders in the relevant class.

3.   Each Fund will disclose in its registration statements, PPMs and proxy statements (i) that its Adviser may be compensated in common shares in lieu of cash payments in reliance on the relief, (ii) that its Adviser will commit not to sell any common shares received in lieu of a cash payment of Advisory Fees for at least 12 months from the date of issuance, except in exceptional circumstances (in such a case, the Adviser will keep a record of the reason for selling the shares within 12 months and the records will be maintained and preserved in accordance with Rule 204-2(e)(1) under the Advisers Act), and (iii) any potential risks related to relying on the relief. For any Fee Calculation Period during which the Adviser has elected to receive all or a portion of its Advisory Fees in common shares, the Fund will post a notice to that effect on the Fund's website. The Fund will maintain and make publicly available on the Fund's website a historical record of how the Adviser was compensated for each Fee Calculation Period during the Fund's last three fiscal years. The Fund will include, in response to any item on the applicable Form for registration of securities requiring a description of the Adviser's compensation (currently Item 9 of Form N-2) and in a similar description contained in a PPM for any private offering, a cross-reference noting the availability of such historical information on the Fund's website.

4.   The requested relief will expire on the effective date of any Commission rule under the Act that provides relief addressing the ability of closed-end investment companies to pay their investment advisers their advisory fees in its common shares in lieu of paying an equivalent amount in cash.

VII.   PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

Keith Kleinman, Esq.
Hamilton Lane Advisors, L.L.C.
110 Washington Street, Suite 1300
Conshohocken, Pennsylvania 19428
~~Jane Trust~~
~~c/o Franklin Templeton~~
~~280 Park Avenue~~
~~New York, New York 10017~~
~~Jane.Trust@franklintempleton~~kkleinman@hamiltonlane.com

Applicants further state that all written or oral communications concerning this Application should be directed to:

Ryan P. Brizek, Esq.
~~Debra Sutter, Esq.~~
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, D.C. 20001
(202) 636-5500

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-2 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-2 to this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

VIII.   CONCLUSION AND SIGNATURES

Based on the facts, analysis and conditions described in the Application, the Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting relief from Section 23(a)(1) to the extent necessary to allow a Fund to pay the Adviser Advisory Fees in common shares. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit C.

The Applicants have caused this Application to be duly signed on their behalf on the 8th day of ~~May~~November, 2024.


~~FRANKLIN LEXINGTON~~**HAMILTON LANE PRIVATE ~~MARKETS~~ASSETS FUND**

By: /s/ ~~Jane Trust~~Keith Kleinman

Name: ~~Jane Trust~~Keith Kleinman

Title: ~~Trustee~~Assistant Secretary

~~FRANKLIN TEMPLETON~~**HAMILTON LANE PRIVATE INFRASTRUCTURE FUND ~~ADVISER, LLC~~**

By: /s/ Keith Kleinman

Name: Keith Kleinman

Title: Assistant Secretary

HAMILTON LANE PRIVATE SECONDARY FUND

By: /s/ Keith Kleinman

Name: Keith Kleinman

Title: Assistant Secretary

HAMILTON LANE ADVISORS, L.L.C.

By: /s/ ~~Jane Trust~~Keith Kleinman

Name: ~~Jane Trust~~Keith Kleinman

Title: ~~Chief Executive Officer and President~~Authorized Representative


EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-2	Certifications
Exhibits B-1 through B-2	Verifications
Exhibit C	Marked Copies

CERTIFICATION

The undersigned hereby certifies that ~~s~~he is the duly elected Trustee of ~~*Franklin Lexington*~~*Hamilton Lane Private Markets*Assets Fund, Hamilton Lane Private Infrastructure Fund and Hamilton Lane Private Secondary **Fund** (the "~~*Franklin Lexington*~~*Hamilton Lane* **Fund**s") and that, with respect to the attached application for exemption from the provisions of Section 23(a)(1) of the Investment Company Act of 1940, as amended, and any amendments thereto (such application along with any amendments, the "***Application***"), all actions necessary to authorize the execution and filing of the Application under the organizational documents of the ~~Franklin Lexington~~Hamilton Lane Funds have been taken and the person signing and filing the Application on behalf of the ~~Franklin Lexington~~Hamilton Lane Funds is fully authorized to do so; and that the ~~sole trustee~~board of each of the ~~Franklin Lexington~~Hamilton Lane Funds adopted the following resolutions on the ~~31st~~15th day of ~~January~~October, 2024 in accordance with the organizational documents of the ~~Franklin Lexington~~Hamilton Lane Funds:

> **RESOLVED**, that the filing of the application for exemptive relief pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, for the Fund, that, if granted, would permit the Fund to pay its investment adviser all or a portion of its management and incentive fees in the Fund's common shares and first amendment thereto (the "Fees in Shares Application"), with the Securities and Exchange Commission (the "SEC"), is approved, ratified and confirmed in all respects; and be it

> **FURTHER RESOLVED**, that the officers of the Fund are, and each of them acting singly hereby is, authorized to execute and file or cause to be filed in the name and on behalf of the Fund with the SEC any amendments to the Fees in Shares Application, together with such exhibits and other documents thereto, as are satisfactory in form and substance to counsel to the Fund, and to take such other action as the officer or officers so acting may consider necessary or desirable, the execution of any such documents or the taking of any such action to be conclusive evidence of its authorization hereby.

By:	/s/ ~~Jane Trust~~Keith Kleinman
Name:	~~Jane Trust~~Keith Kleinman
Title:	~~Trustee~~Assistant Secretary
Date:	~~May~~November 8, 2024

CERTIFICATION

The undersigned hereby certifies that ~~s~~he is an authorized person of ~~*Franklin Templeton Fund Adviser, LLC* (formerly known as *Legg Mason Partners Fund*~~*Hamilton Lane* Advisors~~,~~, L~~LC) (~~.L.C. (the "*Company*"); that, with respect to the attached application for exemption from the provisions of Section 23(a)(1) of the Investment Company Act of 1940, as amended, and any amendments thereto (such application along with any amendments, the "*Application*"), all actions necessary to authorize the execution and filing of the Application under the organizational documents of the Company have been taken and the person signing and filing the Application on behalf of the Company is fully authorized to do so.

By: /s/ ~~Jane Trust~~Keith Kleinman

Name: ~~Jane Trust~~Keith Kleinman

Title: ~~Chief Executive Officer and President~~Authorized Representative

Date: November 8, 2024

VERIFICATION

The undersigned states that ~~s~~he has duly executed the attached application, dated ~~May~~November 8, 2024, for and on behalf of *~~Franklin Lexington~~Hamilton Lane Private ~~Markets~~Assets Fund, Hamilton Lane Private Infrastructure Fund and Hamilton Lane Private Secondary Fund* (the "*~~Franklin Lexington~~Hamilton Lane Fund~~s~~*"); that ~~s~~he is authorized to execute the attached application on behalf of the ~~Franklin Lexington~~Hamilton Lane Fund~~s~~; and that all action taken by persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that ~~s~~he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of ~~her~~his knowledge, information and belief.

By:	/s/ ~~Jane Trust~~Keith Kleinman
Name:	~~Jane Trust~~Keith Kleinman
Title:	~~Trustee~~Assistant Secretary

VERIFICATION

The undersigned states that ~~s~~he has duly executed the attached application, dated ~~May~~November 8, 2024, for and on behalf of *~~Franklin Templeton Fund Adviser, LLC~~ ~~(formerly known as Legg Mason Partners Fund~~Hamilton Lane* Advisors~~,~~*~~LLC)~~.L.C.* (the "*Company*"); that ~~s~~he is authorized to execute the attached application on behalf of the Company; and that all action taken by persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that ~~s~~he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of ~~her~~his knowledge, information and belief.

By:	/s/ ~~Jane Trust~~Keith Kleinman
Name:	~~Jane Trust~~Keith Kleinman
Title:	~~Chief Executive Officer and President~~Authorized Representative

Exhibit C

MARKED COPIES OF THE APPLICATION SHOWING CHANGES FROM THE FINAL VERSIONS OF THE TWO APPLICATIONS IDENTIFIED AS SUBSTANTIALLY IDENTICAL UNDER RULE 0-5(E)(3)

File No. ~~812-15297~~812-15646

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO THE
~~SECOND AMENDED AND RESTATED~~ APPLICATION FOR AN ORDER PURSUANT
TO SECTION 6(c) OF THE
INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION
FROM SECTION 23(a)(1) OF THE ~~1940~~INVESTMENT COMPANY ACT OF 1940

~~PROSPECT FLOATING RATE AND ALTERNATIVE INCOME FUND, INC.~~
EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

~~PROSPECT CAPITAL MANAGEMENT L.P.~~
HAMILTON LANE PRIVATE ASSETS FUND
HAMILTON LANE PRIVATE INFRASTRUCTURE FUND
HAMILTON LANE PRIVATE SECONDARY FUND
HAMILTON LANE ADVISORS, L.L.C.

Please direct all communications regarding this Application to:

~~Prospect Floating Rate and Alternative Income Fund, Inc.~~
~~10 East 40th Street, 42nd Floor~~
~~New York, NY 10016~~
~~Attention: Russell Wininger~~
~~(646) 536-3992~~
Keith Kleinman, Esq.
Hamilton Lane Advisors, L.L.C.
110 Washington Street, Suite 1300
Conshohocken, Pennsylvania 19428
kkleinman@hamiltonlane.com

With a copy to:

~~Steven B. Boehm~~Ryan P. Brizek, Esq.
~~Cynthia R. Beyea, Esq.~~
~~Eversheds Sutherland (US)~~Simpson Thacher & Bartlett LLP
~~700 6th~~900 G Street, N~~W~~.W.
Washington, D~~C~~.C. 20001
~~(202) 383-0100~~
Ryan.Brizek@stblaw.com

This Application (including Exhibits) contains ~~18~~66 pages.

As filed with the Securities and Exchange Commission on ~~Dec~~November ~~13~~8, ~~2022~~ 2024

11/08/2024 11:50 AM

TABLE OF CONTENTS

**UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION**

~~*In the Matter of:*~~ ~~Prospect Capital Management L.P.~~ ~~Prospect Floating Rate and Alternative Income Fund, Inc.~~ ~~File No. 812-15297~~ *In the Matter of:* **Hamilton Lane Private Assets Fund** **Hamilton Lane Private Infrastructure Fund** **Hamilton Lane Private Secondary Fund** **Hamilton Lane Advisors, L.L.C.** **File No. 812-15646**	~~SECOND~~ AMEND~~ED~~MENT ~~AND~~~~O~~ ~~RESTATED~~. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM SECTION 23(a)(1) OF THE 1940 ACT

I.   INTRODUCTION

~~Prospect Capital Management L.P~~Hamilton Lane Advisors, L.L.C. (the "***Existing Adviser***") and ~~Prospect Floating Rate and Alternative Income Fund, Inc. (f/k/a Prospect Sustainable Income Fund, Inc.), a Maryland corporation organized~~each of Hamilton Lane Private Assets Fund, Hamilton Lane Private Infrastructure Fund and Hamilton Lane Private Secondary Fund, each an entity registered as a closed-end management investment company ~~that has elected to be regulated as a business development company under the 1940 Act ("~~***PFLOAT***~~"~~(together, the "***Hamilton Lane Funds***" and together with the Existing Adviser, the "***Applicants***"), hereby file this application (the "***Application***") for an order of the U.S. Securities and Exchange Commission (the "***Commission***") under Section 6(c) of the Investment Company Act of 1940, as amended (the "***1940 Act***") for an exemption from Section 23(a)(1) of the 1940 Act.

Applicants seek an order of the Commission under Section 6(c) of the 1940 Act granting an exemption from Section 23(a)(1) of the 1940 Act to the extent necessary to allow a Fund[1] to pay its Adviser[2] all or part of the Advisory Fees[3] earned by the Adviser in ~~shares of~~ its common ~~stock~~shares[4] in lieu of paying an equivalent amount in cash.

II. BACKGROUND

A. The Applicants

1. The Existing Adviser

~~PFLOAT is externally managed by the Existing~~Hamilton Lane Advis~~eors. The Existing Adviser is a Delaware~~, L.L.C. is a Pennsylvania limited ~~partnership~~liability company and registered as an investment adviser ~~registered with the Commission pursuant to Section 203 of the~~under the Advisers Act. The Existing Adviser or another Adviser will serve as the investment adviser to ~~PFLOAT~~each Hamilton Lane Fund pursuant to its Advisory Agreement. Subject to the overall supervision of ~~PFLOAT's~~each Hamilton Lane Fund's board of ~~directors~~trustees, the Existing Adviser or another Adviser will manage the day-to-day operations of~~, and provide investment advisory services to, PFLOAT~~ the Hamilton Lane Funds.

2. ~~PFLOAT~~The Hamilton Lane Funds

~~PFLOAT is a Maryland corporation organized~~Each of the Hamilton Lane Funds is a Delaware statutory trust that operates as an externally-managed, non-listed[5] closed-end management investment company ~~that has elected to be regulated as a business development company under the 1940 Act. PFLOAT's investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. PFLOAT had $41.4 million in total assets under management as of September 30, 2021. PFLOAT's most recent~~. Each of Hamilton Lane Private Assets Fund and Hamilton Lane Private Infrastructure Fund has filed a registration statement ~~on Form N-2 was~~with the Commission on Form N-2 under the 1940 Act and the Securities Act of 1933 that has been declared effective. Hamilton Lane Private Secondary Fund has filed a registration statement with the Commission on Form N-2 under the 1940 Act and the Securities Act of 1933 that will be declared effective by the staff of the Commission (the "**Staff**") ~~on October 27, 2020 (the "*Registration Statement*").~~ prior to

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[1] As used herein, the term "***Fund***" means (i) ~~PFLOAT~~each of the Hamilton Lane Funds and (ii) any existing or future closed-end management investment company (A) that is registered under the 1940 Act or has elected to be regulated as a BDC (as defined below), (B) whose investment adviser is an Adviser (as defined below) and (C) that intends to rely on the requested order. The term "***BDC***" means business development company as defined under Section 2(a)(48) the 1940 Act. Each person that currently intends to rely on the requested order is named as an Applicant. Any person that relies on the requested order in the future will do so only in accordance with the terms and conditions contained in this Application.

[2] As used herein, the term "***Adviser***" means (i) the Existing Adviser, (ii) any investment adviser that controls, is controlled by or is under common control with the Existing Adviser and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "***Advisers Act***") or (iii) any successor in interest to any entity described under (i) and (ii) of this definition. For purposes of the requested order, the term "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[3] The term "***Advisory Fees***" means the compensation a Fund agrees to pay its Adviser pursuant to an investment advisory agreement with its Adviser subject to Section 15 of the 1940 Act (each, an "***Advisory Agreement***"). Such compensation may include base management fees, income-based incentive fees, and/or capital gains-based incentive fees, as applicable and permissible under the Advisers Act. ~~The~~ For purposes of describing such compensation in this Application, the Applicants do not differentiate among the various forms of Advisory Fees ~~because, in~~. In each case, if the relief from Section 23(a)(1) is granted, an Adviser ~~will~~could receive shares in lieu of a dollar amount of Advisory Fees.

[4] References to common shares ~~of common stock~~ herein are meant to apply to common equity securities of a Fund, including shares of common stock, shares of beneficial interest, limited liability company units or similar equity securities.

[5] If ~~PFLOAT~~a Hamilton Lane Fund, or any other Fund, lists its common shares ~~of common stock~~, it will no longer rely on the requested relief.

Hamilton Lane Private Secondary Fund publicly offering its common shares and prior to Hamilton Lane Private Secondary Fund relying on the requested order. Hamilton Lane Private Assets Fund's investment objective is to generate capital appreciation over the medium- and long-term through investments in private assets globally. Hamilton Lane Private Infrastructure Fund's investment objective is to seek to provide current income and long-term capital appreciation. Hamilton Lane Private Secondary Fund's investment objective is to seek to provide long-term capital appreciation.

~~PFLOAT previously offered for sale shares of common stock on a "best efforts" basis pursuant to the Registration Statement (the "*Offering*"). On and effective February 19, 2021, PFLOAT terminated the Offering. PFLOAT is engaged in discussions with, and due diligence of, other firms to potentially serve in the future as PFLOAT's dealer manager in regards to potential future capital raises by PFLOAT. PFLOAT may also offer for sale shares of common stock in private offerings. As further discussed in Section IV, below, if the requested exemptive relief is granted, in lieu of a cash payment of Advisory Fees, a Fund will only issue a class of shares of common stock otherwise available for purchase, and reasonably expected to be purchased, by other similarly eligible investors in such public or private offerings. PFLOAT~~Each of the Hamilton Lane Funds will continuously offer its common shares and expects to offer periodic liquidity with respect to its common shares ~~of common stock~~ through tender offers conducted in compliance with Rule 13e-4 under the Securities Exchange Act of 1934 (as amended, the "*Exchange Act*").[6] Each of the Hamilton Lane Funds expects to invest primarily in illiquid assets. Each of the Hamilton Lane Funds intends to offer multiple classes of common shares with varying sales and asset based service and/or distribution fees and impose early withdrawal charges pursuant to separate exemptive relief from the Commission granted to the Existing Adviser.

III.   REQUEST FOR EXEMPTIVE RELIEF

The Applicants seek an exemption from the provisions of Section 23(a)(1) pursuant to Section 6(c) to permit an Adviser to elect to receive some or all of its earned Advisory Fees in common shares ~~of common stock~~ pursuant to the terms and subject to the conditions of the Advisory Agreement. The Applicants believe that the requested relief meets the standards of Section 6(c).

IV.   OVERVIEW OF THE ARRANGEMENT

The proposed arrangement will provide an Adviser the option of receiving some or all of the Advisory Fees payable by a Fund under an Advisory Agreement in the form of ~~shares of~~ the Fund's common ~~stock~~shares in lieu of cash payment. As is required by the 1940 Act, each Adviser will manage a Fund pursuant to an Advisory Agreement that precisely describes the full nature and method of calculation of the Advisory Fees. Each Advisory Agreement will also specify that the Adviser may elect to receive payment of the Advisory Fees it earns, in whole or in part, in an amount of ~~shares of~~ the Fund's common ~~stock~~shares equal in value to the dollar figure of the Advisory Fees owed. [7] Each Fund will describe this mechanism in its registration statement or other offering document~~s~~ used in any private offerings (collectively, the "*PPM*").

Each Fund's Advisory Agreement will specify the fee calculation period for Advisory Fees (e.g., annually, quarterly, monthly, etc.) (such period, the "*Fee Calculation Period*"). At the beginning of each Fee Calculation Period, each Fund's Adviser will elect to receive its Advisory Fees for such Fee Calculation Period in cash, common shares ~~of common stock~~ or some combination of both.[8] In making such an election, the Adviser will consider the best interests of the Fund and its shareholders. For any Fee Calculation Period during which the Adviser has elected to receive all or a portion of its Advisory Fees in common shares ~~of common stock~~, the Fund will post a notice to that effect on the Fund's website. The Fund will

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[6] Other Funds that rely on the requested order in the future may offer periodic liquidity in compliance with Rule 23c-3 under the 1940 Act (**"*Interval Funds*"**). The Applicants believe that the discussions herein regarding the requested relief apply to the same extent to Interval Funds as they do to any other Fund.

[7] If an existing Fund seeks to rely on the requested relief~~,~~ it will first submit the proposed amendment to its Advisory Agreement to shareholders for approval in accordance with Section 15(a) of the 1940 Act.

[8] If an Adviser elects to receive its Advisory Fees in a combination of cash and common shares ~~of common stock~~, it will also choose at the beginning of the Fee Calculation Period what portion of Advisory Fees it will receive in common shares ~~of common stock~~.

maintain and make publicly available on the Fund's website a historical record of how the Adviser was compensated for each Fee Calculation Period during the Fund's last three fiscal years. The Fund will include, in response to any item on the applicable Form for registration of securities requiring a description of the Adviser's compensation (currently Item 9 of Form N-2) and in a similar description contained in a PPM for any private offering, a cross-reference noting the availability of such historical information on the Fund's website. At the conclusion of the Fee Calculation Period, each Fund will calculate the precise dollar figure of the Advisory Fee, regardless of whether the Adviser had previously elected for that Fee Calculation Period payment in cash, common shares ~~of common stock~~ or a combination of both. Although Advisory Fees will not be set at a fixed dollar amount (in that the dollar amount of fees will not be the same for every Fee Calculation Period), they will be nonetheless readily ascertainable as a fixed dollar amount because they will be calculated in accordance with the terms of each applicable Advisory Agreement. If the Adviser has elected to receive all or a portion of its Advisory Fees for that Fee Calculation Period in common shares ~~of common stock~~ in lieu of cash, the Fund will take an additional step and calculate the number of common shares ~~of common stock~~ it must issue to the Adviser that have a value equal to the dollar amount of the Advisory Fee.

The number of common shares ~~of common stock~~ that the Adviser will receive will be equal to the quotient of (x) the sum of Advisory Fees elected by the Adviser for payment in common shares ~~of common stock~~ and (y) the greater of (i) the current net asset value ("*NAV*") per share of the class of common shares ~~of common stock~~ the Adviser will receive, as determined by or under the supervision of the Fund's board of directors in accordance with Section 23(b) of the 1940 Act and (ii) the current offering price of the class of common shares ~~of common stock~~ the Adviser will receive. Any common shares ~~of common stock~~ that an Adviser receives will be issued at the same price per share available to other investors in the Fund at the time of issuance to the Adviser.

For example, if an Adviser earned Advisory Fees amounting to $200,000 for a given Fee Calculation Period and the Fund's NAV per share and offering price per share was $25 at the time of issuance to the Adviser, the Fund would issue 8,000 common shares ~~of common stock~~ to the Adviser if the Adviser had elected to receive its entire Advisory Fee in common shares ~~of common stock~~ for that Fee Calculation Period.

Earned Advisory Fees	NAV Per Share	Offering Price Per Share	Number of Common Shares ~~of Common Stock~~ Issued
$200,000	$25	$25	8,000

As another example, if an Adviser earned Advisory Fees amounting to $200,000 for a given Fee Calculation Period, the Fund's offering price per share was $25.641 at the time of issuance to the Adviser, and the Fund's NAV per share was $25 at the time of issuance to the Adviser, the Fund would issue 7,800 common shares ~~of common stock~~ to the Adviser if the Adviser had elected to receive its entire Advisory Fee in common shares ~~of common stock~~ for that Fee Calculation Period.

Earned Advisory Fees	NAV Per Share	Offering Price Per Share	Number of Common Shares ~~of Common Stock~~ Issued
$200,000	$25	$25.641	7,800

In lieu of a cash payment of Advisory Fees, a Fund will only issue a class of common shares ~~of common stock~~ otherwise available for purchase, and reasonably expected to be purchased, by other similarly eligible investors. Such class of common shares ~~of common stock~~ will not exist solely for investment by the Adviser and/or its affiliates. The Fund's Advisory Agreement will detail the specific class of common shares ~~of common stock~~ that the Fund may issue to the Adviser as compensation in lieu of a cash payment.

The Adviser will receive common shares ~~of common stock~~ in lieu of cash compensation at the same price as such other investors acquiring the same class of shares (which will generally be the current NAV per share).[9] If the applicable Fund

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[9] As a result, the Adviser will not acquire shares at less than NAV per share.

offers multiple classes of common shares ~~of common stock~~, the Advisory Agreement would generally specify that the Fund's Adviser may elect to receive common shares ~~of common stock~~ of the class most suitable for institutional investors. The Adviser would otherwise be able to purchase common shares of ~~common stock of~~ the institutional class in each instance it receives common shares ~~of common stock~~ of that class pursuant to the requested relief. A Fund will only issue common shares ~~of common stock~~ to the Adviser on days when the Fund has determined its NAV in accordance with Section 23(b) of the 1940 Act.

An Adviser will be subject to the same fees and expenses applicable to the Fund's other shareholders in the relevant class and will not receive preferential voting, dividend or liquidity rights with respect to its common shares ~~of common stock~~. Any common shares ~~of common stock~~ received by the Adviser in lieu of cash will have the same rights and obligations as common shares ~~of common stock~~ of the same class issued to other investors in the Fund, except that an Adviser will "mirror vote" any common shares ~~of common stock~~ received in lieu of a cash payment for Advisory Fees. That is, an Adviser will vote any such common shares ~~of common stock~~ in the same proportion as the vote of all other shareholders that are not (i) an Adviser or its control affiliates, and (ii) to the Adviser's knowledge, affiliates of the Adviser (excluding control affiliates), for so long as the Adviser serves as the investment adviser to the Fund.

Each Adviser will have the same opportunity and rights to liquidate common shares ~~of common stock~~ of a Fund it received in lieu of cash payment of Advisory Fees as other shareholders of that Fund. No Adviser nor any affiliates of an Adviser will receive priority with respect to any tender or repurchase offer made by a Fund, but an Adviser and any affiliate of an Adviser may participate in any periodic tender or repurchase offers made by the applicable Fund to its shareholders, subject to the same general limitations applicable to other shareholders. An Adviser and its affiliates having equal priority may reduce the ability of Fund shareholders to obtain liquidity through a Fund's periodic tender or repurchase offers as those offers may be more likely to become oversubscribed, in which case each shareholder's request for liquidity (including the request of the Adviser) may be cut back. However, if an Adviser were to choose to use its cash compensation to purchase common shares ~~of common stock~~ and chooses to tender, any such offer by a Fund is equally as likely to become oversubscribed. As required by Section 30(h) of the 1940 Act, each Adviser and its affiliated persons will make public filings with the Commission disclosing any transactions in a Fund's common shares ~~of common stock~~ as required by Section 16 of the Exchange Act.

Additionally, an Adviser that elects to receive payment in common shares ~~of common stock~~ will commit to the Fund to forgo selling those common shares ~~of common stock~~ for at least 12 months from the date of issuance, except in exceptional circumstances such as if it no longer serves as the investment adviser of the Fund. In such a case, the Adviser will keep a record of the reason for selling the shares within 12 months and the records will be maintained and preserved in accordance with Rule 204-2(e)(1) under the Advisers Act. This commitment would provide further assurances that an Adviser bears the long-term benefits and risks of an investment in a Fund's shares and decreases the likelihood of any potential over-reaching by the Adviser. The Fund's public disclosure will state the Adviser's undertaking. Furthermore, under such a scenario, the Adviser represents that it would have access to the financial resources to pay its own expenses without receiving the Advisory Fees in cash for the applicable Fee Calculation Period.

Consistent with fiduciary obligations under the 1940 Act, on an annual basis, the Independent Directors[10] of each Fund will review such Fund's Advisory Agreement in accordance with Section 15(c) and subject to Section 36 of the 1940 Act, including those provisions allowing for payment of Advisory Fees in common shares ~~of common stock~~. To the extent an Adviser receives any fallout benefits from receiving compensation in shares rather than in cash, the Adviser will disclose such benefits to the Independent Directors. In order for a Fund to continue to rely on the requested relief, each year a majority of each Fund's Independent Directors must determine that the continued use of the share payment provisions remain in the best interest of the applicable Fund and its shareholders. In reviewing a Fund's Advisory Agreement, its Independent Directors will consider the potential impact of the share payment policy on the Fund's earnings and NAV per share. As each Advisory Agreement will require that a Fund issue common shares ~~of common stock~~ at the greater of (i) the current NAV per share of the class of common shares ~~of common stock~~ the Adviser will receive and (ii) the current offering price of the class of common shares ~~of common stock~~ the Adviser will receive in the dollar amount that would otherwise be paid as compensation

---

[10] The term "***Independent Directors***" means members of the Fund's board of trustees or directors who are not "interested persons" of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.

in cash, it is expected that any such issuance will have a net neutral result on the indicators reviewed by Independent Directors.

Under each Advisory Agreement, the Adviser will have the ability to assign its right to receive payment of any Advisory Fees to an entity it controls, is controlled by or with which it is under common control (a "*control affiliate*"); provided that such an assignment may not disadvantage the Fund. For various reasons, including tax structuring, it may be more efficient for the Adviser to assign its right to receive any common shares ~~of common stock~~ issued to a control affiliate. Any common shares ~~of common stock~~ issued to a control affiliate of an Adviser will be subject to the same terms and conditions of the requested relief as if the common shares ~~of common stock~~ were issued to and held by the Adviser directly and an Adviser's obligations to a Fund under the Advisory Agreement will remain unchanged. To the extent an Adviser receives any fallout benefits from an assignment to a control affiliate, the Adviser will disclose such benefits to the Independent Directors of the applicable Fund in connection with their annual review of such Fund's Advisory Agreement in accordance with Section 15(c). Applicants do not believe such an assignment would reduce the benefits of the requested relief to a Fund or its shareholders or raise additional conflicts that would not be present if an Adviser received the common shares ~~of common stock~~.

V.   LEGAL ANALYSIS

A.   Applicable Law

Section 6(c) of the 1940 Act provides that an exemptive order may be granted if and to the extent that such an exemption is "necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions" of the 1940 Act.

Section 23(a)(1) of the 1940 Act prohibits a registered closed-end investment company from issuing any of its securities in exchange for services provided to the investment company[11] and is made applicable to BDCs through Section 63 of the 1940 Act.

Section 23(a)(1) of the 1940 Act was enacted in 1940 in response to concerns associated with a practice of some funds paying insiders a definite number of shares of the fund at a future date for their services (rather than assigning a fixed dollar value to the services).[12] Under this construct, if the value of the fund's shares appreciated by the time the shares were payable by the fund, the compensation paid to the insiders exceeded the original cash value of the services provided. As a result, the fund treated insiders on a basis more favorable than other shareholders by allowing them to acquire fund shares at less than the net asset value of the shares. The insiders received a "windfall" that diluted the value of the shares held by other shareholders.

B.   Rationale for Relief

1.   The Requested Relief is Necessary or Appropriate in the Public Interest.

Applicants believe the requested relief is appropriate and in the interest of the Funds' shareholders because when an Adviser elects to receive its Advisory Fees in common shares ~~of common stock~~ it would increase Fund assets available for investment purposes and create better alignment of interests between the Fund and the Adviser. Absent the requested relief, a Fund would be required to hold a greater amount of investable assets in cash for payment of Advisory Fees or could be forced to liquidate assets at unfavorable times or unfavorable prices to pay Advisory Fees in cash, which could be particularly problematic for a Fund that invests primarily in illiquid assets. For any Fee Calculation Period where the Adviser elects

---

[11] Section 22(g) of the 1940 Act provides a parallel prohibition for registered open-end investment companies.

[12] *See Interpretive Matters Concerning Independent Directors of Investment Companies*, Investment Company Act Release No. 24083, 64 Fed. Reg. 59877, 59884 (October 14, 1999) (the "***Director Interpretive Guidance***"). (citing *Investment Trusts and Investment Companies: Hearings on H.R. 10065 Before the House Subcomm, on Interstate and Foreign Commerce*, 76th Cong., 3d Sess. 124 (1940) (statement of David Schenker, Chief Counsel, Investment Trust Study, SEC)).

payment in common shares ~~of common stock~~, the advance notice provided by the Adviser's election will allow the Fund to deploy the cash that would otherwise need to be held for payment of Advisory Fees, reducing cash "drag" and opportunity costs for the Fund. These benefits to a Fund and its shareholders would not be available if it was required to pay Advisory Fees in cash to an Adviser, and the Adviser used the cash to purchase common shares ~~of common stock~~ from the Fund directly.

Applicants assert that the requested relief further aligns the interests of an Adviser with those of Fund shareholders because the Adviser has more so-called "skin in the game." As opposed to payment in cash, an Adviser invests in the Fund alongside, and at the same price as, other investors. This further aligns the interests of Fund shareholders and the Fund's Adviser because the Adviser's realizable compensation for any past payment is tied to maintaining or increasing the NAV per share price until the Adviser liquidates such common shares ~~of common stock~~. Moreover, because an Adviser will agree to hold any common shares ~~of common stock~~ it receives in lieu of compensation for at least 12 months, the Adviser is further incentivized to act in the long-term interests of Fund shareholders.

As noted in *Interpretive Matters Concerning Independent Directors of Investment Companies*, when a fixed dollar amount is assigned to the services provided to a fund, payment in fund shares is functionally equivalent to payment in cash.[13] As discussed above, even in the absence of the requested relief, an Adviser could lawfully achieve the same alignment of interests by using its own available cash to purchase shares. The requested relief achieves the same outcome (alignment of interests achieved by ownership of common shares ~~of common stock~~ by the Adviser) without the added step and resulting transaction and opportunity costs for the Fund stemming from paying the Adviser in cash.

2.   The Requested Relief is Consistent with the Protection of Investors.

Applicants assert that the type of self-dealing that Section 23(a)(1) was designed to prevent does not exist under the requested relief and to the extent it potentially exists, Applicants submit that there are ample protections in the proposed conditions to address potential conflicts of interest and prevent opportunities for self-dealing. For instance, on an annual basis, the Independent Directors will review the Fund's Advisory Agreement, including the provisions allowing for payment of Advisory Fees in common shares ~~of common stock~~ and will confirm that such policy remains in the best interests of a Fund and its shareholders. The requested relief will also not result in a windfall to insiders because the common shares ~~of common stock~~ will be issued to the Adviser at the same price per share available to other similarly situated investors in the Fund at the time of issuance to the Adviser. Furthermore, the common shares ~~of common stock~~ will be issued in the amount of the cash value of the services that were rendered. The requested relief will not be used as a means for insiders to control any Fund because, as a condition of the requested relief, each Adviser, or control affiliate of an Adviser who has been assigned common shares ~~of common stock~~, will vote any common shares ~~of common stock~~ received in lieu of cash payment of Advisory Fees in the same proportion as the vote of all other shareholders that are not (i) an Adviser or its control affiliates, and (ii) to the Adviser's knowledge, affiliates of the Adviser (excluding control affiliates), for so long as an Adviser serves as the investment adviser to a Fund. Any common shares ~~of common stock~~ an Adviser or its affiliates may acquire with their own resources will not be subject to this condition.

Additionally, in order to assure that an Adviser bears the long-term benefits and risks of an investment in a Fund's common shares ~~of common stock~~, each Adviser will commit to the Fund to not sell any common shares ~~of common stock~~ received in lieu of cash payment of Advisory Fees for at least 12 months from the date of issuance. Each Fund will publicly disclose the Adviser's commitment in the Fund's registration statement or PPM. Furthermore, the applicable Adviser would represent that it would have access to the financial resources to pay its own expenses without receiving Advisory Fees in cash for the applicable Fee Calculation Period.

3.   The Proposed Transactions Will Be Consistent with the General Purposes, Policy and Provisions of the 1940 Act.

Applicants assert that the requested relief is consistent with the general purposes, policy and provisions of the 1940 Act. The general purposes of the 1940 Act are to mitigate and, so far as feasible, to eliminate the findings enumerated in Section 1(b) of the 1940 Act. Section 1(b)(2) declares it against the public interest when investment companies are

---

[13] *Id.* See Section V.C.2. below for additional discussion regarding the Director Interpretive Guidance.

organized, operated, managed or their portfolio securities are selected in the interest of, among others, the investment company's officers, directors, investment adviser, or affiliated persons thereof. The concerns underlying the enactment of Section 23(a)(1) included (i) preferential treatment of investment company insiders and the use of options and other rights by insiders to obtain control of the investment company; (ii) complication of the investment company's structure that made it difficult to determine the value of the company's shares; and (iii) dilution of stockholders' equity in the investment company.[14]

Applicants assert that the requested relief does not raise concerns about preferential treatment of Applicant's insiders because an Adviser will receive a class of common shares of common stock that is available for purchase by similarly qualified investors and that will be issued at the same price per share available to other investors in the Fund at the time of issuance to the Adviser. No Adviser will receive any preferential voting, dividend or liquidity rights with respect to common shares of common stock. The common shares of common stock will be subject to the same fees and expenses applicable to other shareholders in the relevant class. As discussed above, because the Adviser and any control affiliate will mirror vote any common shares of common stock received in lieu of cash for Advisory Fees, the requested relief would not become a means for insiders to obtain control of any Fund.

The Funds would not modify their capital structure as a result of the requested relief. The Fund's registration statements, PPMs and proxy statements will include "plain English" disclosure on the existence of the relief, a statement that the Adviser may be compensated in common shares of common stock in lieu of cash and any potential risks associated with relying on the relief. Such risk disclosure may explain that third party shareholders will not have priority over the Adviser or its affiliates with respect to receiving liquidity during any periodic tender or repurchase offers and that may have the effect of diluting third party shareholders with respect to any such offers.

Applicants believe the proposed arrangement does not raise dilution concerns associated with other forms of equity-based compensation, such as stock options. As any shares of a Fund's common stock shares issued to the Adviser at the greater of (i) the current NAV per share of the class of common shares of common stock the Adviser will receive and (ii) the current offering price of the class of common shares of common stock the Adviser will receive will always be adding assets to the Fund in direct proportion with the common shares of common stock issued, which forestalls any dilutive effect. By way of comparison, stock options holders are issued shares based on the option's exercise price, which may be dilutive to existing shareholders if the exercise price is below a company's current trading price.

C.   Precedent in Favor of Relief

1.   The Commission has previously granted such exemptive relief.[15]

The Commission has previously granted exemptive relief under Section 6(c) of the 1940 Act for an exemption from Section 23(a)(1) of the 1940 Act to permit certain registered closed-end management investment companies and business development companies (as defined under Section 2(a)(48) of the 1940 Act) to pay investment advisory fees in their common shares. The Applicants submit that the applicable law, the exemptive relief requested, the rationale for the relief requested, the proposed arrangement, the conditions of the requested exemptive relief and the investor protections found in each of the Brookfield Order, the Franklin Order and the Prospect Order are consistent with this Application.

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[14] *See* H.R. Rep. No. 76-2639, at 8 (1940) and S. Rep. No. 76-1775, at 7 (1940).

[15] *See Brookfield Infrastructure Income Fund Inc. and Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP,* Investment Company Act Release No. 35318 (September 10, 2024) (the "**Brookfield Order**"); *Franklin Lexington Private Markets Fund and Franklin Templeton Fund Adviser, LLC (f/k/a Legg Mason Partners Fund Advisor, LLC),* Investment Company Act Release No. 35274 (July 2, 2024) (the "**Franklin Order**"); *Prospect Capital Management L.P. and Prospect Floating Rate and Alternative Income Fund, Inc.,* Investment Company Act Release No. 34829 (February 8, 2023) (the "**Prospect Order**"); *KKR Registered Advisor LLC and KKR Real Estate Select Trust Inc.,* Investment Company Act Release Nos. 34147 (December 22, 2022) (notice) and No. 34176 (January 21, 2021) (order).

2.	Orders for Internally Managed Closed-End Investment Companies and Business Development Companies.

The Commission has previously granted exemptive relief to allow internally managed closed-end investment companies[16] and business development companies[17] to issue restricted stock, and in some cases, stock options, as part of a compensation package for employees, officers and directors. In support of this relief, applicants argued that equity-based compensation is an essential component of a fund's long-term success, allowing for alignment of a fund's investment strategy, its stockholders' return expectations and its employee compensation and allowing the fund to attract and retain superior senior management[18] and emphasized the importance of reducing a fund's cash compensation expenses to maximize its cash available for investments.[19] Applicants believe many of the same arguments apply for an externally managed fund, where the adviser exercises investment discretion and oversees the fund's day-to-day operations.

Specifically the requested relief would provide for alignment of a fund's investment strategy, its stockholders' return expectations and its investment adviser's compensation and reduce a fund's cash compensation expenses to maximize cash available for investments. In contrast to the prior orders issued to internally managed closed-end funds and business development companies, Applicants are not seeking relief to issue restricted stock or stock options, which can raise complicated issues related to tax withholding obligations. Unlike the holder of a stock option, as a stockholder in a Fund entitled to receive dividend payments, any Adviser would have a vested interest in the Fund's income stream and value protection.

3.	Director Interpretive Guidance.

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[16] *See Baker, Fentress & Company*, Investment Company Act Release ~~Nos. 23571 (November 24, 1998) (notice) and~~ No. 23619 (December 22, 1998~~) (order~~); *Adams Express Company, et. al*, Investment Company Act Release ~~Nos. 26759 (February 10, 2005) (notice) and~~ No. 26780 (March 8, 2005~~) (order~~). Adams Express and Baker Fentress received orders from the Commission permitting the issuance of equity-based compensation, including direct grants of stock. Baker Fentress and Adams Express were also granted relief to issue stock options to non-interested directors.

[17] *See Newtek Business Services Corp.*, Investment Company Act Release ~~Nos. 32070 (April 13, 2016) (notice) and~~ No. 32109 (May 10, 2016~~) (order~~); *Equus Total Return, Inc.*, Investment Company Act Release ~~Nos. 32392 (December 14, 2016) (notice) and~~ No. 32421 (January 10, 2017~~) (order~~); *Triangle Capital Corporation,* Investment Company Act Release ~~Nos. 30410 (February 28, 2013) (notice) and~~ No. 30432 (March 21, 2013~~) (order~~); *Harris & Harris Group, Inc.*, Investment Company Act Release ~~Nos. 29976 (March 7, 2012) (notice) and~~ No. 30027 (April 3, 2012~~) (order~~); *Capital Southwest Corporation*, Investment Company Act Release ~~Nos. 29450 (September 29, 2010) (notice) and~~ No. 29491 (October 26, 2010~~) (order~~); *Medallion Financial Corp.*, Investment Company Act Release ~~Nos. 29201 (April 1, 2010) (notice) and~~ No. 29258 (April 26, 2010~~) (order~~); *Triangle Capital Corporation*, Investment Company Act Release ~~Nos. 28165 (February 20, 2008) (notice) and~~ No. 28196 (March 18, 2008~~) (order~~); *Main Street Capital Corporation*, Investment Company Act Release ~~Nos. 28082 (December 21, 2007) (notice) and~~ No. 28120 (January 16, 2008~~) (order~~); *MCG Capital Corporation*, Investment Company Act Release ~~Nos. 27258 (March 8, 2006) (notice) and~~ No. 27280 (April 4, 2006~~) (order~~).

[18] *See, e.g., Capital Southwest Corporation*, Investment Company Act Release ~~Nos. 29450 (September 29, 2010) (notice) and~~ No. 29491 (October 26, 2010) ~~(order)~~ at 5.

[19] *See, e.g., Hercules Capital, Inc.*, Investment Company Act Release ~~Nos. 33341 (December 21, 2018) (notice) and~~ No. 33360 (January 30, 2019~~) (order~~).

The Staff has also recognized the benefits of allowing an investment company to align the interests of its directors with the interests of shareholders through the issuance of equity compensation. In the Director Interpretive Guidance, the Staff issued guidance stating that it would not recommend enforcement action under Section 22(g) if a fund compensates its directors with fund shares, provided that a fixed dollar value is assigned to the directors' services prior to the time that the compensation is payable.[20] Applicants believe the same reasoning for allowing funds to compensate directors in fund shares applies in the investment adviser context.

In favor of its position, the Staff highlighted the following benefits to shareholders:

- enhanced fund governance by aligning the interests of a fund's directors with the interests of its shareholders and creating a clear economic incentive for directors to protect the interests of fund shareholders; and

- directors, as fund shareholders, are in a better position to evaluate the services the fund provides to its shareholders.

While the Director Interpretive Guidance relates to directors and not investment advisers, the Applicants believe the benefits to shareholders are similar under both scenarios.

Under the Director Interpretive Guidance, a fund may compensate its directors with fund shares so long as a fixed dollar value is assigned to the directors' services. Although Advisory Fees will not be set at a fixed dollar amount, they will be nonetheless readily ascertainable as a fixed dollar amount because they will be calculated in accordance with the terms of each applicable Advisory Agreement.

VI.   CONDITIONS

For the reasons set forth herein, the Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act.

The Applicants agree that any order of the Commission granting the requested relief shall be subject to the following conditions:

1. Each Fund will adopt an Advisory Agreement that specifies that its Adviser may opt to receive common shares of common stock in lieu of cash payment of Advisory Fees. Such Advisory Agreement will contain:

   a. A precise formula for determining the number of common shares of common stock to be issued as compensation to the Adviser for each applicable Fee Calculation Period, including the date upon which the calculation shall be performed, stating that the number of common shares of common stock that an Adviser will receive will be equal to the quotient of (x) the sum of Advisory Fees elected by the Adviser for payment in common shares of common stock and (y) the greater of (i) the current NAV per share of the class of common shares of common stock the Adviser will receive, as determined by or under the supervision of the Fund's board of directors in accordance with Section 23(b) of the 1940 Act and (ii) the current offering price of the class of common shares of common stock the Adviser will receive.

   b. A provision ensuring that such Adviser must elect in advance of each Fee Calculation Period whether the Advisory Fees for that Fee Calculation Period will be payable in cash, shares of the Fund, or some combination of cash and shares of the Fund, and if a combination of cash and shares, what the breakdown will be.

2. Any common shares of common stock received by an Adviser in lieu of cash payment of Advisory Fees will have the same rights and obligations as common shares of common stock of the same class issued to other investors in the Fund, except that an Adviser will mirror vote any common shares of common stock received in lieu of cash payment of Advisory Fees in the same proportion as the vote of all other shareholders that are not (i) an Adviser or its control

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[20] Investment Company Act Release No. 24083, 64 Fed. Reg. 59877, 59884 (October 14, 1999). The Staff noted that a closed-end fund could apply the principles summarized in the guidance in the same manner as an open-end fund.

affiliates, and (ii) to the Adviser's knowledge, affiliates of the Adviser (excluding control affiliates), for so long as the Adviser serves as the investment adviser to the Fund. The Adviser will not receive preferential voting, dividend or liquidity rights with respect to its common shares ~~of common stock~~ and will be subject to the same fees and expenses applicable to the Fund's other shareholders in the relevant class.

3. Each Fund will disclose in its registration statements, PPMs and proxy statements (i) that its Adviser may be compensated in common shares ~~of common stock~~ in lieu of cash payments in reliance on the relief, (ii) that its Adviser will commit not to sell any common shares ~~of common stock~~ received in lieu of a cash payment of Advisory Fees for at least 12 months from the date of issuance, except in exceptional circumstances (in such a case, the Adviser will keep a record of the reason for selling the shares within 12 months and the records will be maintained and preserved in accordance with Rule 204-2(e)(1) under the Advisers Act), and (iii) any potential risks related to relying on the relief. For any Fee Calculation Period during which the Adviser has elected to receive all or a portion of its Advisory Fees in common shares ~~of common stock~~, the Fund will post a notice to that effect on the Fund's website. The Fund will maintain and make publicly available on the Fund's website a historical record of how the Adviser was compensated for each Fee Calculation Period during the Fund's last three fiscal years. The Fund will include, in response to any item on the applicable Form for registration of securities requiring a description of the Adviser's compensation (currently Item 9 of Form N-2) and in a similar description contained in a PPM for any private offering, a cross-reference noting the availability of such historical information on the Fund's website.

4. The requested relief will expire on the effective date of any Commission rule under the Act that provides relief addressing the ability of closed-end investment companies to pay their investment advisers their advisory fees in ~~shares of~~ its common ~~stock~~shares in lieu of paying an equivalent amount in cash.

VII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

Keith Kleinman, Esq.
Hamilton Lane Advisors, L.L.C.
110 Washington Street, Suite 1300
Conshohocken, Pennsylvania 19428
kkleinman@hamiltonlane.com

~~Prospect Capital~~
~~10 East 40th Street, 42nd Floor~~
~~New York, NY 10016~~
~~(646) 536-3992~~

Applicants further state that all written or oral communications concerning this Application should be directed to:

~~Russell Wininger~~
~~Prospect Capital~~
~~10 East 40th Street, 42nd Floor~~
~~New York, NY 10016~~
~~(646) 536-3992~~
~~With a copy to:~~
    ~~Steven B. Boehm~~Ryan P. Brizek, Esq.
~~Cynthia R. Beyea, Esq.~~
    ~~Eversheds Sutherland (US)~~Simpson Thacher & Bartlett LLP
    ~~700 6th~~900 G Street~~, N~~W.W.
    Washington, D~~C~~.C. 20001
    (202) ~~383-0100~~636-5500

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolutions of

the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-2 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-2 to this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

VIII.   CONCLUSION AND SIGNATURES

Based on the facts, analysis and conditions described in the Application, the Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting relief from Section 23(a)(1) to the extent necessary to allow a Fund to pay the Adviser Advisory Fees in ~~shares of common stock.~~common shares. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit C.

The Applicants have caused this Application to be duly signed on their behalf on the ~~13th~~8th day of ~~Dec~~November, ~~2022~~2024.


~~PROSPECT FLOATING RATE AND ALTERNATIVE INCOME FUND, INC.~~

HAMILTON LANE PRIVATE ASSETS FUND

By: /s/ ~~M. Grier Eliasek~~Keith Kleinman

Name: ~~M. Grier Eliasek~~Keith Kleinman

Title: ~~President & Chief Executive Officer~~Assistant Secretary

HAMILTON LANE PRIVATE INFRASTRUCTURE FUND

By: /s/ Keith Kleinman

Name: Keith Kleinman

Title: Assistant Secretary

HAMILTON LANE PRIVATE SECONDARY FUND

By: /s/ Keith Kleinman

Name: Keith Kleinman

Title: Assistant Secretary

~~PROSPECT CAPITAL MANAGEMENT~~**HAMILTON LANE ADVISORS,** L.~~P~~**L.C.**

By: /s/ ~~M. Grier Eliasek~~Keith Kleinman

Name: ~~M. Grier Eliasek~~Keith Kleinman

Title: Authorized ~~Person~~Representative


EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	**Document**
Exhibits ~~B~~A-1 through ~~B~~A-2	Certifications
Exhibits B-1 through B-2	Verifications

CERTIFICATION

The undersigned hereby certifies that he is an authorized person of *Prospect Capital Management L.P.* (the "*Company*"); that, with respect to the attached application for exemption from the provisions of Section 23(a)(1) of the Investment Company Act of 1940, as amended, and any amendments thereto (such application along with any amendments, the "*Application*"), all actions necessary to authorize the execution and filing of the Application under the organizational documents of the Company have been taken and the person signing and filing the Application on behalf of the Company is fully authorized to do so.

By:Exhibit C   - Marked Copies

/s/ M. Grier Eliasek

Name:	M. Grier Eliasek
Title:	Authorized Person
Date:	December 13, 2022

CERTIFICATION

The undersigned hereby certifies that he is the duly elected ~~President& Chief Executive Officer of *Prospect Floating Rate & Alternative Income Fund, Inc.* (f/k/a Prospect Sustainable Income Fund, Inc. ("PSIF")) ("*PFLOAT*~~ *Trustee of Hamilton Lane Private Assets Fund*, *Hamilton Lane Private Infrastructure Fund* and *Hamilton Lane Private Secondary Fund* (the "*Hamilton Lane Funds*") and that, with respect to the attached application for exemption from the provisions of Section 23(a)(1) of the Investment Company Act of 1940, as amended, and any amendments thereto (such application along with any amendments, the "*Application*"), all actions necessary to authorize the execution and filing of the Application under the organizational documents of ~~PFLOAT~~the Hamilton Lane Funds have been taken and the person signing and filing the Application on behalf of ~~PFLOAT~~the Hamilton Lane Funds is fully authorized to do so; and that the board of ~~directors of PFLOAT~~each of the Hamilton Lane Funds adopted the following ~~vote~~resolutions on the ~~21st~~15th day of ~~January, 2022~~October, 2024 in accordance with the organizational documents of ~~PFLOAT~~the Hamilton Lane Funds:

~~**WHEREAS**, the board of directors (the "*Board*") of PSIF believes it to be in the best interests of PSIF to make an exemptive application to the Securities and Exchange Commission (the "*SEC*") for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "*Act*"), for an exemption from Section 23(a)(1) of the Act to the extent necessary to allow PSIF to pay its investment adviser all or part of the advisory fees earned by the adviser in shares of its common stock in lieu of paying an equivalent amount in cash.~~

~~**NOW THEFORE, BE IT**~~ **RESOLVED**, that the ~~respective Authorized Officers of PSIF be, and each hereby is, authorized to prepare, execute and submit, on behalf of PSIF, an exemptive application to the SEC for an order~~filing of the application for exemptive relief pursuant to Section 6(c) of the ~~Act, for an exemption from Section 23(a)(1) of the Act to the extent necessary to allow PSIF~~Investment Company Act of 1940, as amended, for the Fund, that, if granted, would permit the Fund to pay its investment adviser all or ~~part of the advisory fees earned by the adviser in shares of its common stock in lieu of paying an equivalent amount in cash; and~~a portion of its management and incentive fees in the Fund's common shares and first amendment thereto (the "Fees in Shares Application"), with the Securities and Exchange Commission (the "SEC"), is approved, ratified and confirmed in all respects; and be it

~~**FURTHER RESOLVED**, that any Authorized Officer of PSIF be, and each of them hereby is, authorized, empowered and directed on behalf of PSIF to do and perform or cause to be done and performed, in the name of PSIF, such acts, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of PSIF any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, and to pay or cause to be paid by PSIF such costs and expenses, and to prepare or cause to be prepared, negotiate or cause to be negotiated and execute and deliver or cause to be executed and delivered by or on behalf of PSIF such notices, requests, demands, directions, consents, approvals, orders, applications, certificates, agreements, amendments, further assurances or other instruments or communications, under the corporate seal of PSIF, as they may deem necessary or advisable in order to carry into effect the intent of the foregoing resolutions, or to consummate the transactions contemplated thereby, or to comply with the requirements, to implement the terms or satisfy the conditions of any filings and documents approved and authorized by the foregoing (including, without limitation, the obtaining of any necessary or appropriate consents and/or approvals of other persons or agencies or authorities); and~~

~~**FURTHER RESOLVED**, that all actions, transactions, events and practices regarding PSIF (or the operation thereof), implemented or to be implemented by PSIF, or taken or to be taken by PSIF, that are described in the foregoing resolutions be, and hereby are, authorized, confirmed, ratified and approved in all respects; and~~

~~**FURTHER RESOLVED**, that any and all prior lawful actions taken by any Authorized Officer of PSIF or any person or persons designated and authorized to act by a director or Authorized Officer of PSIF in connection with the execution, delivery and performance of any documents or certificates related thereto or contemplated by the foregoing resolutions which would have been authorized by the foregoing resolutions except that such actions were taken prior to the adoption of the foregoing resolutions are severally authorized, ratified, confirmed, approved and adopted as being actions of PSIF; and~~

FURTHER RESOLVED, that the ~~Authorized O~~officers of ~~PSIF be~~the Fund are, and each of them acting singly hereby is, authorized,~~ empowered and directed to certify and deliver copies of these resolutions to such government bodies, agencies, persons, firms or corporations as the Authorized Officers of PSIF may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an Authorized Officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or~~

~~instrument; and~~ to execute and file or cause to be filed in the name and on behalf of the Fund with the SEC any amendments to the Fees in Shares Application, together with such exhibits and other documents thereto, as are satisfactory in form and substance to counsel to the Fund, and to take such other action as the officer or officers so acting may consider necessary or desirable, the execution of any such documents or the taking of any such action to be conclusive evidence of its authorization hereby.

By:	/s/ Keith Kleinman
Name:	Keith Kleinman
Title:	Assistant Secretary
Date:	November 8, 2024

~~**FURTHER RESOLVED**, that in every instance in the foregoing resolutions where an Authorized Officer is authorized to take such actions or make such changes to a document as he or she determines to be necessary, desirable or appropriate, then the taking of the action or the execution of such document with such changes shall evidence conclusively his or her determination that such actions or changes to such documents are necessary, desirable or appropriate (as applicable); and~~

CERTIFICATION

The undersigned hereby certifies that he is an authorized person of *Hamilton Lane Advisors, L.L.C.* (the "*Company*"); that, with respect to the attached application for exemption from the provisions of Section 23(a)(1) of the Investment Company Act of 1940, as amended, and any amendments thereto (such application along with any amendments, the "*Application*"), all actions necessary to authorize the execution and filing of the Application under the organizational documents of the Company have been taken and the person signing and filing the Application on behalf of the Company is fully authorized to do so.

~~**FURTHER RESOLVED**, that for purposes of the foregoing resolutions, the Authorized Officers of PSIF shall be the Chief Executive Officer and Chief Financial Officer of PSIF (collectively, the "*Authorized Officers*").~~

By: /s/ ~~M. Grier Eliasek~~ Keith Kleinman

Name: ~~M. Grier Eliasek~~ Keith Kleinman

Title: ~~President & Chief Executive Officer~~ Authorized Representative

Date: ~~Dec~~November ~~13~~8, ~~2022~~ 2024

VERIFICATION

The undersigned states that he has duly executed the attached application, dated ~~Dec~~November ~~13~~8, ~~2022~~2024, for and on behalf of *~~Prospect Capital Management L.P.~~* ~~(the "~~*Company*~~Hamilton Lane Private Assets Fund*, *Hamilton Lane Private Infrastructure Fund* and *Hamilton Lane Private Secondary Fund* (the "*Hamilton Lane Funds*"); that he is authorized to execute the attached application on behalf of ~~PFLOAT~~the Hamilton Lane Funds; and that all action taken by persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ ~~M. Grier Eliasek~~ Keith Kleinman
Name:	~~M. Grier Eliasek~~ Keith Kleinman
Title:	~~Authorized Person~~ Assistant Secretary

VERIFICATION

The undersigned states that he has duly executed the attached application, dated ~~Dec~~November ~~13~~8, ~~2022~~2024, for and on behalf of *~~Prospect Floating Rate and Alternative Income Fund, Inc~~Hamilton Lane Advisors, L.L.C*. (the "*~~PFLOAT~~Company*"); that he is authorized to execute the attached application on behalf of ~~PFLOAT~~the Company; and that all action taken by persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of ~~her~~his knowledge, information and belief.

By:	/s/ ~~M. Grier Eliasek~~ Keith Kleinman
Name:	~~M. Grier Eliasek~~ Keith Kleinman
Title:	~~President & Chief Executive Officer~~ Authorized Representative
~~Date:~~	~~December 13, 2022~~

Exhibit C

MARKED COPIES OF THE APPLICATION SHOWING CHANGES FROM THE FINAL VERSIONS OF THE TWO APPLICATIONS IDENTIFIED AS SUBSTANTIALLY IDENTICAL UNDER RULE 0-5(E)(3)